UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 14, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MWI Veterinary Supply, Inc.

File No. 000-51468 - CF#24441
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MWI Veterinary Supply, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on November 20, 2009.

Based on representations by MWI Veterinary Supply, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.7	through June 30, 2012
Exhibit 10.8	through June 30, 2012
Exhibit 10.9	through June 30, 2012
Exhibit 10.18	through December 31, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel